Exhibit 99.(a)(5)(S)

Genzyme Completes Tender Offer to Acquire Bioenvision, Inc.

Date: July 10, 2007

Proxy Statement to Be Prepared for Shareholder Meeting on Merger

Genzyme Corporation (Nasdaq: GENZ) announced today that it has completed its tender offer to acquire shares of Bioenvision, Inc. (Nasdaq: BIVN) capital stock and that a proxy statement will now be prepared by Bioenvision for a shareholder meeting to occur before the end of the year.

Genzyme will purchase approximately 22 percent of the outstanding shares of Bioenvision common stock on an as-converted basis, including the 100 percent of outstanding shares of preferred stock that have already been tendered. Each share of preferred stock can be converted into approximately two shares of common stock, and also carries a separate class vote over any merger or business combination of Bioenvision and approval of the authorization of any additional shares of Bioenvision common stock, as well as other features.

“We are proceeding with the purchase of all the Bioenvision preferred shares, as well as the common shares tendered,” stated Mark J. Enyedy, president of Genzyme Oncology, a business unit of Genzyme Corporation. “At a minimum, we are committed to playing an active and constructive role as a significant long-term shareholder of Bioenvision.”

Consistent with the merger agreement reached between Genzyme and Bioenvision on May 29, 2007, Bioenvision will now prepare a proxy statement to be mailed to its shareholders detailing the rationale for the merger and other material disclosures. This process is expected to culminate with a merger vote before the end of the year.

Genzyme agreed on May 29, 2007 to acquire Bioenvision in an all-cash transaction valued at $5.60 per outstanding common share and $11.20 per outstanding preferred share (plus accrued but unpaid dividends), or approximately $345 million.

About Genzyme

One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 9,000 employees in locations spanning the globe and 2006 revenues of $3.2 billion. Genzyme has been selected by FORTUNE as one of the “100 Best Companies to Work for” in the United States.

With many established products and services helping patients in nearly 90 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and diagnostic testing. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as immune disease, infectious disease, and other areas of unmet medical need.

Important Information Regarding the Tender Offer

As of 12:01 a.m. on July 10, 2007, a preliminary total of approximately 8,706,644 shares of Bioenvision common stock and 2,250,000 shares of Bioenvision preferred stock had been tendered and not withdrawn.

Bioenvision investors and security holders are urged to read the disclosure documents filed with the Securities and Exchange Commission (the “SEC”) from time to time, including the tender offer statement filed on June 4, 2007, as amended, regarding the tender offer by Genzyme’s wholly owned subsidiary, Wichita Bio Corporation, for all of the outstanding shares of Bioenvision, Inc. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Genzyme or Wichita Bio with the SEC at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Genzyme or Wichita Bio may be obtained free of charge from Genzyme by directing a request to Sally Curley at (617)768-6140.

Important Information Regarding the Proxy Solicitation

Bioenvision will file with the SEC, and furnish to its shareholders, a proxy statement soliciting proxies for the meeting of its shareholders to be called with respect to the proposed merger. Bioenvision shareholders are advised to read the proxy statement when it is finalized and distributed to them because it will contain important information. Bioenvision shareholders and other interested parties will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Bioenvision shareholders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Bioenvision, Inc., 345 Park Avenue, 41st Floor, New York, New York 10154, Attention: James Scibetta, Chief Financial Officer, (212) 750-6700.

Bioenvision and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from Bioenvision shareholders with respect to the proposed merger. Information regarding the people who may be considered “participants” in the solicitation of proxies will be set forth in Bioenvision’s proxy statement relating to the proposed merger when it is filed with the SEC. Information regarding certain of these people and their beneficial ownership of Bioenvision common stock is also set forth in Bioenvision’s proxy statement for its 2006 annual meeting of stockholders, as filed with the SEC on October 20, 2006.

Depending on the role, if any, it takes in connection with the proxy solicitation, Genzyme and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from Bioenvision shareholders with respect to the proposed merger. Genzyme owns the shares of Bioenvision stock indicated above and has the relationships with Bioenvision described in the tender offer statement filed with the SEC on June 4, 2007, as amended.

Safe Harbor Statement

This press release contains forward-looking statements, including the statements regarding: expectations regarding the preparation of the proxy statement, convening a meeting to vote on the merger agreement, and Genzyme’s future ownership position in Bioenvision. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others, the time periods in which Bioenvision prepares the proxy statement, solicits proxies, and holds a meeting of its shareholders; and future determinations Genzyme may make regarding retaining its ownership position. We caution investors not to place undue reliance on the forward-looking statements contained in this document. These statements speak only as of the date of this document and we undertake no obligation to update or revise the statements.